Sheperd

Decision AI That's Personal



A History Of Working Together



Michael Bifolco

CO-FOUNDER & CEO

Sr. Dir. PM Ordergroove
Sr. Dir. PM Crowdtwist
Founder Frienefit
Founder MyTeeSpot

Cornell University
6 patents
Full stack engineer



Nikky van Buuren

CO-FOUNDER & CDS

Data Scientist Instituut Fysieke Veiligheid
Co-founder Clever Minds
Statistician Steunpunt Statistiek
Psychometrician MatchQ
MSc Mathematics Statistical Science Leiden University



Federico Alvarez

CO-FOUNDER & CTO

Dev Manager Ordergroove
Software Engineer Velocity Partners
BS Engineering Universidad Tecnológica Nacional
2 patents

When making decisions
It’s hard to know **who to listen to**


Google
what mitre saw should i buy
Google Search
I'm Feeling Lucky
Team
Milwaukee
Team
Makita
Team
FESTOOL
Team
DEWALT
Team
HARBOR FREIGHT
QUALITY TOOLS LOWEST PRICES
Team
BOSCH

We end up searching for the right people
To lead us to the right products


Sheperd
Help me find the right mitre saw.
Get Started
Team Weekend Woodworker
makita

Sheperd's ***AI***
automates this
process

We get to know
your preferences,
and mindset…


Conscious Preferences
Unconscious Preferences
Bias
SAM
SAM'S PROFILE

...to help you

make better decisions

Based on users ***similar to you.***



LIN'S PROFILE
ERICA'S PROFILE
SAM'S PROFILE
STEVEN'S PROFILE

Existing search tools

Make decisions more complex


Reset
Filters
Property types
Hotels
Resorts
B&Bs & Inns
Motels
Show all
View Vacation Rentals
Price
Price per night
$0

Tripadvisor


Filters
Basics
Location
New/used
Make
Model
Trim
Year
Price
Deal Rating
Mileage

cars.com


BEDS
Any
1+
2+
Use exact match
BATHROOMS
Any
1+
1.5+
HOME TYPE
Deselect All
Houses
Apartments/Condos/Co-ops
Townhomes
MOVE-IN DATE
MM/DD/YYYY
SQUARE FEET
No Min
LOT SIZE
No Min
YEAR BUILT
No Min

Zillow

Sheperd AI reduces complexity

Accelerating the way we make our best decisions



Sheperd
Help me find the right car.
Get Started
Have an account? Log In
How It Works
Sheperd
Sheperd
What best describes how you feel about your current car search?
I just started and have a lot to decide on
I just started but I already know a lot about what I want
I have made some progress but there are still things to decide on
I'm pretty much ready to buy
Sheperd
Improve Recs
Rec Strength
Buying Guide
2022 Ford Bronco
LIKE HATE FAV WATCH
MORE INFO
2022 Volvo XC90
2022 Land Rover Range Rover Vel...
Your Preferences: Style & Comfort
Questions Completed Time
10 2 Left
1 min
Your Preferences: Hauling Stuff
Questions Completed Time
7 0 Left
1 min
Your Preferences: Your Personality
Questions Completed Time
Sheperd
Sheperd
Improve Recs
Rec Strength
Buying Guide
2022 Ford Bronco
We analyzed your preferences against all available new cars to gauge their compatability.
A score of 100 represents a perfect match. Below are the scores for the 2022 Ford Bronco:
Brand: 100%

And folks 💕 it



20,000 VISITORS

>70%

USER CONVERSION



15,000 ACTIVATED USERS

Business model

Lead Subscription Platform

Sheperd creates leads of unprecedented quality

We'll sell product providers a subscription based **self-service leads platform**









Customer Acquisition Market

$125B
TAM*

$98B
SAM*

$135M
SOM**